UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.

(Translation of Registrant’s name into English)

Terminal Center, 1 Yahadut Canada Street, Or-Yehuda, Israel 6037501

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

MAGIC SOFTWARE ENTERPRISES LTD. (the “Company”)

Further to the Company’s prior disclosures regarding the reverse triangular merger contemplated by the merger agreement dated November 3, 2025, by and among the Company, Matrix I.T Ltd. (“Matrix”) and Magitrix Ltd. (the “Merger”), the parties have satisfied the conditions precedent to the closing of the Merger, including the receipt of the Israel Tax Authority tax ruling, except the receipt of the merger certificate from the Israeli Registrar of Companies is still pending. The Merger in on track to close in the coming weeks.

For additional details please refer to the Company’s Proxy Statement filed with the Securities and Exchange Commission on November 3, 2025.

Forward Looking Statements

Certain matters discussed in this report are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the receipt of the merger certificate from the Registrar of Companies and the expected date of the closing of the Merger Transaction, general economic conditions, and other risk factors detailed in the Company’s annual report and other filings with the United States Securities and Exchange Commission. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. The forward-looking statements are based on information available to the Company as of the date hereof, and the Company disclaims any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

By:	/s/ Asaf Berenstin
Name:	Asaf Berenstin
Title:	Chief Financial Officer

Dated: February 5, 2026

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